FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-117325)

The following text contains excerpts from Coeur d’Alene Mines Corporation’s (“Coeur”) August 9, 2004 earnings press release. Portions of the press release that do not relate to Coeur’s tender offer for common shares of Wheaton River Minerals Ltd. have been redacted.

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213

Press Release

CONTACT:	Tony Ebersole, Investor Relations
Coeur d’Alene Mines Corporation
(800) 523-1535

COEUR REPORTS SECOND QUARTER 2004 AND
FIRST SIX MONTHS FINANCIAL RESULTS

COEUR D’ALENE, Idaho —August 9, 2004 — Coeur d’Alene Mines Corporation (NYSE:CDE), the world’s largest primary silver producer and a growing gold producer, today reported results for the second quarter and first six months of 2004. Coeur also announced that it expects to restate results of operations for the year 2003 and the first quarter of 2004, to reflect an increase in revenues and reduction of net loss by approximately $1.2 million and $1.3 million, respectively from the amounts previously reported. The restatements were the result of an error relating to the timing of Coeur’s accounting for price changes related to sales of concentrate pursuant to certain contracts.

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Coeur has called the restatement to the attention of the Securities and Exchange Commission in connection with its pending registration statement that pertains to the proposed acquisition of Wheaton River Minerals, and is in the process of reviewing the restatement with staff of the Commission and Coeur’s independent auditors. As the result, Coeur noted that the auditors have not yet completed their audit and review of the restatements.

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Wheaton River tender offer

Coeur commenced mailing its tender offer documents to U.S. shareholders of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT) on July 13, 2004. In connection with its offer, Coeur has filed a Registration Statement on Form S-4 with the United States Securities and Exchange Commission. Commencement of the offer to residents of Canada has been delayed by the need to provide additional information required by Canadian law (and, in Quebec, in the French language) and by the accounting restatement described above. Coeur will commence the offer in Canada promptly following the filing of its quarterly report on Form 10Q for the three months ended June 30, 2004. The expiration date of the offer will be amended so that it is at least 35 days from commencement of the offer in Canada.

“A Coeur-Wheaton River combination will create the fourth largest North American precious metals company, enhance Coeur’s position as the world’s largest primary silver producer, increase our silver production by 50 percent, and create a top 10 global gold producer with among the lowest cash costs and one of the highest growth rates in the industry. The offer provides the shareholders of both companies a unique opportunity to create a leader in the precious metals industry both from a financial and operating perspective,” Mr. Wheeler said.

Under Coeur’s offer, Wheaton River shareholders may elect to receive for each share of Wheaton River common stock tendered:

•	Up to Cdn$5.47 in cash, subject to proration if Wheaton River shareholders request in the aggregate more than Cdn$570 million; or

•	0.796 shares of Coeur common stock; or

•	0.796 exchangeable shares of a Canadian subsidiary of Coeur, which are exchangeable, upon the terms described in the offer documents, for common stock of Coeur on a one-for-one basis.

The offer is subject to customary conditions, including: (i) the tendering of at least 66 2/3% of the issued and outstanding Wheaton River common shares; (ii) the approval by Coeur shareholders of certain terms of the transaction, including the adoption of a reorganization of Coeur, an amendment to Coeur’s certificate of incorporation to increase Coeur’s authorized capital and the issuance of shares of Coeur common stock in the transactions; (iii) receipt of all necessary regulatory approvals; and (iv) the absence of any material adverse change relating to Wheaton River. Coeur intends to solicit the requisite approval from its shareholders in September.

Coeur’s offer represents a premium of approximately 13% to Wheaton River’s closing share price as of August 6, 2004, assuming all shareholders elect to receive cash.

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Conference Call Information

Coeur d’Alene Mines Corporation will hold a conference call to discuss the Company’s second quarter 2004 results at 1 p.m. Eastern time on August 9, 2004. To listen live via telephone, call (888) 273-9890 (US and Canada) or (612) 332-0637 (International). The conference call and presentation will also be web cast on the Company’s web site www.coeur.com. A replay of the call will be available through August 16, 2004. The replay dial-in numbers are (800) 475-6701 (US and Canada) and (320) 365-3844 (International) and the access code is 739310.

Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement

(1) The potential quantity and grade of the mineral deposits that are to be targets of further exploration at Cerro Bayo, Martha, and Silver Valley are conceptual in nature. There has been insufficient exploration to define the mineral resources on these properties although work is continuing and it is uncertain if further exploration work will result in discovery of the mineral resources.

(2) Additional information on the geology, exploration activities, and drilling and analysis procedures on Coeur’s material properties will be filed with the U.S. Securities and Exchange Commission and the Canadian Provincial securities regulatory authorities as part of the Wheaton offer.

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resource” in this press release which the SEC guidelines strictly prohibit us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2003 and Form

10-Q for the quarter ended March 31, 2004. You can review and obtain copies of these filings as well as an amendment to the Form 10-Q restating the financial statements to revise the valuation of pending metal sales as explained in that amendment from the SEC website at http://www.sec.gov/edgar.html.

This press release contains forward-looking statements relating to the Company’s silver and gold mining business and the proposed acquisition of Wheaton River. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control including statements regarding the potential impact of the proposed acquisition on both the combined entity and the Company’s and Wheaton River’s stockholders. Other forward-looking statements and related risks and uncertainties include the outcome of the proposed offer to purchase, negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of known and unknown contingencies. Operating, exploration and financial data, and other statements in this document are based on information the Company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented, and readers are cautioned not to unduly rely on forward-looking statements. The Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements, other than those relating to the proposed offer to purchase Wheaton common shares, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are made subject to the safe harbors provided therein.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or the Company. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO relating to its offer to purchase all outstanding Wheaton River common shares. A separate form of documentation, containing additional information required by Canadian law, will be filed with Canadian securities regulatory authorities. The offer to purchase will be made only pursuant to tender offer materials as required by applicable law. Coeur also has filed proxy materials relating to a proposed special meeting of Coeur shareholders to consider and vote upon certain matters relating to the proposed offer to purchase. This press release is not a solicitation of proxies from any security holder of Wheaton River or the Company, and any such solicitations will only be pursuant to proxy materials complying with applicable law. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO, ANY RELATED TENDER OFFER DOCUMENTS AND ANY PROXY SOLICITATION MATERIALS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, without charge at the SEC’s website, www.sec.gov. You also may obtain copies of these materials these and other documents filed by the Company with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

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